Filed pursuant to Rule 424(b)(3)

File No. 333-212481

TEUCRIUM CORN FUND

TEUCRIUM WHEAT FUND

Supplement dated October 1, 2017

to

Prospectus dated May 1, 2017

This supplement updates the prospectuses of the Teucrium Corn Fund and the Teucrium Wheat Fund (each, a “Fund,” and together, the “Funds”), each dated May 1, 2017, with the following information. It should be read in its entirety and kept together with your prospectus for future reference.

1.

Investment in Commercial Paper. As stated in each Fund’s prospectus, each Fund invests in futures contracts and other commodity interests to the fullest extent possible without being leveraged or unable to satisfy its expected current or potential margin or collateral obligations with respect to its investments in futures contracts and other commodity interests. After fulfilling such margin and collateral requirements, each Fund invests the remainder of its proceeds from the sale of baskets in obligations of the United States government (“Treasury Securities”) or cash equivalents, and/or merely holds such assets in cash (generally in interest-bearing accounts). Additionally, as of October 1, 2017, each Fund may invest in commercial paper rated at the date of purchase “Prime-1” or “Prime-2” by Moody’s and/or “A-1” or “A-2” by S&P, or if unrated, of comparable quality as determined by the sponsor of each Fund, Teucrium Trading, LLC (the “Sponsor”). Commercial paper represents short-term unsecured promissory notes issued in bearer form by banks or bank holding companies, corporations and finance companies. The duration until maturity of such commercial paper held by the Funds(s) will not exceed ninety days.

2.

Management of the Sponsor. The prospectus of each Fund currently notes that Carl N. (Chuck) Miller III is a principal of the Sponsor through his ownership interest in the Sponsor. As of August 21, 2017, Mr. Miller no longer retains an ownership interest in the Sponsor which is equal to or greater than 10%, and, thus, is no longer a principal of the Sponsor as defined by the rules of the Commodity Futures Trading Commission.

3.

In the section of the prospectus of each Fund captioned “U.S. Federal Income Tax Considerations -- Non-U.S. Shareholders,” the first sentence of the last paragraph is deleted.